Exhibit 99.33

PyroGenesis Announces Grants of Incentive Stock Options

MONTREAL, Quebec (GlobeNewswire – July 16th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, announced today that as a result of the Company's annual compensation review, its Board of Directors has approved the grant of up to 2,460,000 incentive stock options (each an "Option") to the directors and employees of the Company.

PyroGenesis has granted on July 16th, 2020, an aggregate of 1,700,000 Options to its directors entitling them to purchase an aggregate of 1,700,000 Common Shares of the Corporation, at a price of $4.41 per common share. The 1,700,000 Options will vest as follows: 25 percent at the date of the grant, 25 percent at the first anniversary of the date of grant, 25 percent at the second anniversary of the date of grant, and 25 percent at the third anniversary of the date of grant.

PyroGenesis has also granted an aggregate of 760,000 Options to employees entitling them to purchase an aggregate of 760,000 Common Shares of the Corporation, at a price of $4.41 per common share. Of these Options, 660,000 will vest as follows: 50 percent as of the date of grant and 50 percent at the first anniversary of the date of grant. The remaining 100,000 will vest as follows: 25 percent as of the date of grant, 25 percent at the first anniversary of the date of grant, 25 percent at the second anniversary of the date of grant and 25 percent at the third anniversary of the date of grant.

All Option grants disclosed above are exercisable for a period of five years and have been granted in accordance with the Company's Stock Option Plan. The grant remains subject to regulatory and Exchange approval.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace (Ticker Symbol: PYRNF). For more information, please visit www.pyrogenesis.com.

Classified as Highly Confidential

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

Classified as Highly Confidential